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July 19, 2005	www.cooley.com	San Francisco, CA
415 693-2000
JULIE M. ROBINSON
Via Edgar and Federal Express	(858) 550-6092
jrobinson@cooley.com

Division of Corporation Finance
Securities and Exchange Commission
100 First Street, N.E., Mail Stop 6010
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant
                  Keira Ino, Staff Accountant

Re:	Gen-Probe Incorporated Form 10-K for the Fiscal Year Ended December 31, 2004 Filed March 15, 2005 File No. 001-31279

Dear Mr. Rosenberg:

This letter is being filed on behalf of Gen-Probe Incorporated (the “Company”) in response to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by letter dated July 5, 2005 with respect to the above-referenced Form 10-K (the “10-K”). The numbering of the paragraphs below corresponds to the numbering of your comment letter, the text of which we have incorporated into this response letter for convenience.

Form 10-K for the Fiscal Year Ended December 31, 2004

General

1.	Comment: We note that Exhibit 10.53 to your 10-K for the fiscal year ended December 31, 2003, is a Target License Agreement between Gen-Probe Incorporated and Tosoh Corporation, effective as of January 1, 2004. The agreement states in section 3.1(b) that Tosoh is to pay Gen-Probe royalties for Ribosomal Licensed Products and Ribosomal Licensed Methods that are sold, practiced or otherwise disposed of in “Asian Countries”. Section 1.2 of the agreement defines “Asian Countries” to include, inter alia, North Korea and Iran. In light of the fact that North Korea and Iran have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, please advise us of the status and materiality to you of your operations in North Korea and Iran, and give us your view as to whether those operations, individually or in the aggregate, constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors,

Securities and Exchange Commission
July 19, 2005
Page Two

including the potential impact of corporate activities upon a company’s reputation and share value, that a reasonable investor would deem important in making an investment decision.

Response: The Company respectfully advises the Staff that it does not have any operations in North Korea or Iran and does not distribute its products to those countries. Under the License Agreement between the Company and Tosoh Corporation (“Tosoh”), effective as of January 1, 2004 (the “License”), the Company granted Tosoh a worldwide, royalty-bearing license to develop, manufacture and sell products that use certain of its technologies. Technology licenses that are worldwide in scope are common in the diagnostic industry. However, the Company advises the Staff that Tosoh did not pay any royalties to the Company pursuant to the License prior to the first quarter of 2005. The Company received royalties from Tosoh pursuant to the License in the amount of $507 on product sales of $101,328 for the first quarter of 2005. All product sales were reported to have been made in Japanese yen and the Company believes that all such sales were made in Japan. The Company does not believe there is a market for nucleic acid diagnostic tests in North Korea or Iran and, to the best of the Company’s knowledge, Tosoh does not contemplate sales of licensed products in the immediate future in those countries.

The Company and its licensee Tosoh do not conduct operations or make product sales in or to North Korea or Iran. Therefore, the Company advises the Staff that the fact that these countries are within the territory of the worldwide license granted to Tosoh does not create a material investment risk for the Company’s security holders in light of the fact that no sales are currently made or contemplated to these countries.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

2. Balance Sheet Information, page F-16

Inventories, page F-16

2.	Comment: Please tell us the following regarding your manufacturing variances as it is our understanding that these are normally related to a standard cost accounting system and do not relate to financial statements prepared in accordance with GAAP:

•	Comment: Whether or not the inventory balances presented on the balance sheets are net of reserves including the manufacturing variances;

Response: The Company advises the Staff that the inventory balances presented on the balance sheets are net of reserves and manufacturing variances.

Securities and Exchange Commission
July 19, 2005
Page Three

•	Comment: A quantification of the manufacturing variances that are applied to each stage of inventories (i.e. raw materials and supplies, work in process, and finished good);

Response: The Company advises the Staff that inventories, net of reserves and manufacturing variances, are presented on the balance sheets, summarized as follows (in thousands):

	Raw
	materials	Work in	Finished
	and supplies	process	goods	Total
December 31, 2004:
Gross inventory	$7,240	$14,509	$14,626	$36,375
Excess, expired, obsolete	(1,598)	(3,117)	(1,864)	(6,579)
Manufacturing variances	(297)	(963)	(1,228)	(2,488)

Net inventory	$5,345	$10,429	$11,534	$27,308

December 31, 2003:
Gross inventory	$10,371	$6,140	$5,859	$22,370
Excess, expired, obsolete	(4,334)	(2,563)	(410)	(7,307)
Manufacturing variances	(163)	(459)	(765)	(1,387)

Net inventory	$5,874	$3,118	$4,684	$13,676

•	Comment: A complete description of your method under which you account for the manufacturing variances and how recording them as part of your inventory reserve complies with GAAP;

Response: The Company advises the Staff that the Company adjusts the carrying amount of inventory at standard cost to reflect actual costs. Manufacturing variances occur when the standard costs of the Company's products are not equal to the actual costs incurred. It is Company policy to ensure that manufacturing variances are capitalized and matched with the respective inventory as it is sold to provide proper matching of revenues and expenses. The Company’s manufacturing variances principally comprise absorption, work order production, and purchase price variances.

•	Absorption variances are defined as the difference between actual labor and overhead costs incurred versus earned (applied at standard cost) in product work orders during a given period. If earned labor and overhead exceed actual costs incurred, a favorable absorption variance is realized; while an unfavorable absorption variance is realized if actual overhead and labor costs exceed the labor and overhead earned in product work orders.

Securities and Exchange Commission
July 19, 2005
Page Four

•	Work order production variances typically occur when either the quantity completed in an operation sequence differs from the average order quantity (lot size), or the actual usage of parts differs from the standard bill of material (usage).

•	Purchase price variances are caused by differences between the standard costs of our raw materials or purchased finished goods and the actual price paid for the materials.

The Company has considered the Staff’s comment relating to the disclosure of the Company’s manufacturing variances in Schedule II, Valuation and Qualifying Accounts. Upon further review, the Company has concluded that these variances do not need to be disclosed on Schedule II since they are adjustments that the Company records to reflect the inventory at actual costs, as required by GAAP. As a result, in future filings, the Company advises the Staff that it will exclude disclosure of these GAAP adjustments from Schedule II for all periods presented.

•	Comment: A quantification of the reserves that relate to the manufacturing variances each period for each of the categories presented in Schedule II (i.e. balance, additions and deductions); and

Response: The Company is separately providing (below) the detail of these items, as requested by the Staff; however, please refer to the response above indicating that, in the future, the Company will not include manufacturing variances in Schedule II.

The Company respectfully advises the Staff that inventory reserves and related activity, including manufacturing variances, as presented in Schedule II, are summarized as follows (in thousands):

Securities and Exchange Commission
July 19, 2005
Page Five

		Addition
	Balance at	Charged to		Balance at
	Beginning of	Cost and		End of
	Period	Expenses	Deductions	Period
Year Ended December 31, 2004:
Excess, expired, obsolete	$(7,307)	$(5,506)	$6,234	$(6,579)
Manufacturing variances	(1,387)	(10,362)	9,261	(2,488)

	$(8 694)	$(15,868)	$15,495	$(9,067)

Year Ended December 31, 2003:
Excess, expired, obsolete	$(10,969)	$(5,487)	$9,149	$(7,307)
Manufacturing variances	(1,136)	(6,776)	6,525	(1,387)

	$(12 105)	$(12,263)	$15,674	$(8,694)

Year Ended December 31, 2002:
Excess, expired, obsolete	$(14,057)	$(965)	$4,053	$(10,969)
Manufacturing variances	(3)	(3,150)	2,017	(1,136)

	$(14,060)	$(4,115)	$6,070	$(12,105)

•	Comment: Why presenting the variances together with your inventory reserves is meaningful disclosure for an investor.

Response: The Company respectfully requests that the Staff please refer to the Company’s response to the third bullet point above indicating that, in the future, the Company will exclude disclosure of manufacturing variances in Schedule II.

In addition to the responses above, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions regarding this response letter, please call the undersigned at (858) 550-6092.

Securities and Exchange Commission
July 19, 2005
Page Six

Sincerely,

Cooley Godward llp

Julie. M. Robinson

cc:	Henry L. Nordhoff
R. William Bowen, Esq.
Herm Rosenman
Donald Tartre
Dan Kleeberg, Ernst & Young LLP
Frederick T. Muto, Cooley Godward LLP
Kasia M. Biernacki, Cooley Godward LLP

469625 v1/SD